UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 07 2013

Washington DC 401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66959

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/12_____ AND ENDING _____12/31/12_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Halen Capital Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South Missouri Avenue

(No. and Street)

Clearwater   Florida   33756

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Josef Schaible   (727) 446-6660

(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA

(Name – of individual, state, last,first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida   33609

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

13014108

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Halen Capital Management, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Halen Capital Management, Inc., as of December 31, 2012, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Halen Capital Management, Inc.



Josef Schaible, Chief Operational Officer

Sworn to and subscribed before me this
_27_ day of February, 2013.

(Signature of Notary Public)

Personally known: X

This report ** contains (check all applicable boxes):

_x_	(a)	Facing page.
_x_	(b)	Statement of Financial Condition.
_x_	(c)	Statement of Income.
_x_	(d)	Statement of Cash Flows.
_x_	(e)	Statement of Changes in Stockholder's Equity.
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
_x_	(g)	Computation of Net Capital.
___	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
___	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_x_	(l)	And Oath or Affirmation.
_x_	(m)	A copy of SIPC Supplemental Report.
_x_	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

2



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
Halen Capital Management, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition for Halen Capital Management, Inc. (the "Company") as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the two months then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and the results of its operations and its cash flows for the two months then ended in accordance with accounting principles generally accepted in the United States of America.

3

To the Board of Directors
Halen Capital Management, Inc.
Page Two

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 25, 2013

HALEN CAPITAL MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$ 258,084
Commissions receivable	15,245
Prepaid expenses	12,748
Goodwill	94,256
	$ 380,333

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	133
Accrued liabilities	1,250
Total liabilities	1,383

Contingencies and related party transactions (Notes 2 and 4)

Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 1,000 shares issued and outstanding	15,000
Additional paid-in capital	360,000
Retained earnings	3,950
Total stockholder's equity	378,950
Total liabilities and stockholder's equity	$ 380,333

The accompanying notes are an integral part of these financial statements.

HALEN CAPITAL MANAGEMENT, INC.

Statement of Income

Two Months Ended December 31, 2012

Revenue-	
Commissions	$ 18,537
Expenses:	
Commission expenses	180
Registration and licensing	1,583
Terminal fees	4,496
Clearing fees	5,640
Professional fees	1,795
Other expenses	6,310
Total expenses	20,004
Loss from operations	(1,467)
Other income-	
Interest income	5,417
Net income	$ 3,950

The accompanying notes are an integral part of these financial statements.

HALEN CAPITAL MANAGEMENT, INC.

Statement of Changes in Stockholder's Equity

Two Months Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, October 31, 2012	$ 15,000	130,000	-	145,000
Contributions	-	230,000	-	230,000
Net income	-	-	3,950	3,950
Balance, December 31, 2012	$ 15,000	360,000	3,950	378,950

See accompanying notes are an integral part of these financial statements.

HALEN CAPITAL MANAGEMENT, INC.

Statement of Cash Flows

Two Months Ended December 31, 2012

Cash flow from operating activities:	
Net income	$ 3,950
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in prepaid expenses	(12,748)
Increase in commissions receivable	(15,245)
Increase in accounts payable	133
Increase in accrued liabilities	1,250
Decrease in due to brokers	(5,777)
Net cash used in operating activities	(28,437)
Cash flows from financing activity-	
Capital contributions	230,000
Net increase in cash and cash equivalents	201,563
Cash and cash equivalents, beginning of period	56,521
Cash and cash equivalents, end of period	$ 258,084

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

General. Halen Capital Management, Inc. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Corporation. The Company was acquired by Atlas Banc Holdings Corp. ("Parent") on October 31, 2012. The Company is engaged in a single line of business as a securities broker, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 25, 2013, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Goodwill. The Company tests goodwill for impairment annually. The test requires the Company to determine the fair value of each respective reporting unit and compare the reporting unit's fair value to its carrying value. The fair value of the reporting unit is estimated using management valuation models. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. These fair value estimates require a significant amount of judgment. Changes in management's valuation of its reporting unit may affect future results of operations through the recognition of a goodwill impairment charge. At December 31, 2012, the fair value of the reporting unit was greater than its carrying value. Therefore, goodwill was not impaired. If the fair value of the reporting unit declines below the carrying amount, the Company would have to perform the second step of the impairment test. This step requires the Company to fair value all assets (recognized and unrecognized) and liabilities in a manner similar to purchase price allocation.

(continued)

9

(1) Summary of Significant Accounting Policies, Continued

Commissions. Commission income is recorded as securities transactions occur and at the time income is reasonably determinable.

Income Taxes. The Company files a consolidated tax return with its Parent. No income taxes ere allocated to the Company during the two months ended December 31, 2012 due to the establishment of deferred income tax valuation allowance at the Parent.

GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2012, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense. The only difference between the statutory Federal rate and the effective income tax rate resulted from state taxes.

(continued)

(2) Related Party Transactions

The Company operated under an Employee and Revenue Sharing agreement (the "Agreement") with the Parent during 2012 where the Parent provided certain accounting, administrative and personnel services required by the Company in order to conduct its business or pay for costs of such services on behalf of the Company. The Parent received $95,489 for those services provided.

Management is in process of executing a new management services agreement with the Parent for 2013 and anticipates monthly charges for such services.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-I), which requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. The Company had net capital of $271,946 at December 31, 2012, which was $171,946 in excess of the required net capital of $100,000, and had a ratio of aggregate indebtedness to net capital of .008 to 1.

(4) Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion or management, will have no material effect on the Company's financial statements.

(5) Acquisition

On October 31, 2012, 100% of the outstanding common stock of the Company was acquired by Atlas Banc. Holdings Corp. for $145,000. The accompanying financial statements include the results of operations of the Company for the period subsequent to the acquisition. The purchase price was allocated as follows:

Cash	$ 56,521
Due to brokers	(5,777)
Goodwill	94,256
	$ 145,000

(continued)

(5) Acquisition, Continued

The proforma results of operations of the Company for the year ended December 31, 2012 are as follows:

	Ten Months Ended October 31, 2012	Two Months Ended December 31, 2012	Total
Revenue-			
Commissions	$ 186,530	18,537	205,067
Expenses:			
Commission expenses	529	180	709
Registration and licensing	4,064	1,583	5,647
Terminal fees	14,899	4,496	19,395
Clearing fees	25,242	5,640	30,882
Advertising and promotion	1,800	-	1,800
Professional fees	27,426	1,795	29,221
Other expenses	30,024	6,310	36,334
Total expenses	103,984	20,004	123,988
Income (loss) from operations	82,546	(1,467)	81,079
Other income-			
Interest income	12,943	5,417	18,360
Net income	$ 95,489	3,950	99,439

HALEN CAPITAL MANAGEMENT, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2012

Net Capital

Total stockholders' equity from statement of financial condition	$ 378,950
Less non-allowance assets:	
Goodwill	(94,256)
Prepaid expenses	(12,748)
Net capital	$ 271,946

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness)	$ 92
Minimum net capital required of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 171,946
Aggregate indebtedness	$ 1,383
Ratio: Aggregate indebtedness to net capital	.008 to 1

**Reconciliation of Supporting Schedules with
Most Recent Part II Filing**

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Amended Form X-17A-5 Part II as previous filed with the commission and the schedules contained herein.



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 25, 2013

Halen Capital Management, Inc.
Clearwater, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Halen Capital Management, Inc. (the "Company"), as of and for the two-months ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker, Johern and Smith PA



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

Halen Capital Management, Inc.
301 South Missouri Avenue
Clearwater, Florida 33756

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed
the procedures enumerated below with respect to the accompanying Schedule of Assessment and
Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection
Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Halen Capital
Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory
Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Halen
Capital Management, Inc.'s compliance with the applicable instructions of the General Assessment
Reconciliation (Form SIPC-7). Halen Capital Management, Inc.'s management is responsible for
Halen Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures
engagement was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants. The sufficiency of these procedures is solely the
responsibility of those parties specified in this report. Consequently, we make no representation
regarding the sufficiency of the procedures described below either for the purpose for which this
report has been requested or for any other purpose. The procedures we performed and our findings
are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
    disbursement records entries by agreeing amounts to image of canceled checks noting
    no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended
    December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended
    December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and
    working papers by agreeing amounts to the statement of income for the year ended
    December 31, 2012 and the respective quarterly FOCUS reports noting no
    differences;

16

'00 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424

A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 25, 2013

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(33-REV 7/10)	P.O. Box 92185 Washington. D.C. 20090-2185 202 371 8300 **General Assessment Reconciliation**	(33 REV 7/10)

For the fiscal year ended **12/31/2012**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

```
066059   FINRA   DEC
HALEN CAPITAL MANAGEMENT INC      15*15
301 S MISSOURI AVE 2ND FL
CLEARWATER FL 33756-5833
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __583.64__

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (__271.22__)
      __9|10|12__
      Date Paid

   C. Less prior overpayment applied   (__—__)

   D. Assessment balance due or (overpayment)   __312.42__

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __312.42__

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __312.42__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Josef Schaible
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __12__ day of __Feb__ , 20 __13__

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER	Dates:			
	Postmarked	Received	Reviewed	
	Calculations _____		Documentation _____	Forward Copy _____
	Exceptions:			
	Disposition of exceptions			

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 224 029

2b. Additions.

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	113 687
(7) Net loss from securities in investment accounts.	
Total additions	113 687

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	15 262
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	709
(4) Reimbursements for postage in connection with proxy solicitation.	1764
(5) Net gain from securities in investment accounts.	71408
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	4652
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)	$ 10464	
Enter the greater of line (i) or (ii)		10464
Total deductions		104859

2d SIPC Net Operating Revenues	$ 233 457
2e. General Assessment @ .0025	$ 583.64

(to page 1, line 2.A.)